UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition

Following are the unaudited financial results for the six months ended December 31, 2015, 2014 and 2013 of Delta Technology Holdings Limited.

DELTA TECHNOLOGY HOLDINGS LIMITED

F-1

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Balance Sheets

as AT DECEMBER 31, 2015 AND June 30, 2015

	31 December 2015	30 June 2015
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$567,891	$217,612
Restricted cash	60,420	26,552,715
Trade and other receivables	105,632,181	120,374,988
Inventories	10,962,042	9,751,596
	$117,222,534	$156,896,911
Non-current assets
Property, plant and equipment	$60,541,933	$65,260,454
Land use rights	2,189,287	2,833,833
Deferred tax assets	1,514,669	733,588
	$64,245,889	$68,827,875

Total assets	$181,468,423	$225,724,786

LIABILITIES
Current liabilities
Trade and other payables	$5,761,743	$45,279,369
Advances from customers	-	2,233,691
Bank borrowings	78,005,326	73,986,211
Income tax payables	195,590	962,072
Deferred tax liabilities	1,886,226	1,948,948
Dividends payable	35,000,000	35,000,000
Warrants liabilities	708,338	7,906,529
	$121,557,223	$167,316,820

Total liabilities	$121,557,223	$167,316,820

Capital and reserves
Ordinary shares, $0.0001 par value per share, 150,000,000 shares authorized 9,618,852 and 8,720,994 shares issued and outstanding at December 31, 2015 and June 30, 2015, respectively.	$962	$872
Preferred shares, par value $0.0001 per share; 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	45,539,260	41,427,773
Statutory reserves	7,180,500	7,180,500
Retained earnings	7,115,965	(206,982)
Accumulated other comprehensive income	74,513	10,005,803
Total equity	$59,911,200	$58,407,966

Total liabilities and equity	$181,468,423	$225,724,786

See notes to consolidated financial statements.

F-2

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Operations and Comprehensive Income

For THE six MONTHS ENDED DECEMBER 31, 2015, 2014 ANd 2013

	Six Months Ended December 31,
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$30,747,959	$117,670,355	$88,651,621
Cost of sales	(26,000,180)	(107,343,838)	(79,713,476)
Gross profit	4,747,779	10,326,517	8,938,145

Operating expenses:
Selling expenses	(885,804)	(1,363,164)	(1,356,428)
General and administrative expenses	(2,332,017)	(2,686,008)	(1,644,580)
Total operating expenses	(3,217,821)	(4,049,172)	(3,001,008)

Other income (expenses):
Interest expenses	(2,027,843)	(2,416,950)	(2,014,433)
Interest income	375,634	2,008,182	1,028,593
Change in fair value of convertible bonds	-	-	329,862
Change in fair value of warrants	7,198,191	-	-
Other gains (loss) - net	21,688	(421,381)	-
Total other income (expenses)	5,567,670	(830,149)	(655,978)

Income before income taxes	7,097,628	5,447,196	5,281,159

Income taxes	225,319	(1,474,052)	(1,323,757)

Net income	$7,322,947	$3,973,144	$3,957,402

Other comprehensive income
Foreign currency translation adjustments	(9,931,290)	1,478,821	746,216
Total other comprehensive income	(9,931,290)	1,478,821	746,216

Comprehensive (loss) income	$(2,608,343)	$5,451,965	$4,703,618

Earnings per share attributable to Equity holders of the Company
- Basic	$0.79	$0.67	$0.87

- Diluted	$0.79	$0.67	$0.87

Weighted average shares used in calculating Earnings per ordinary share
- Basic	9,323,108	5,921,144	4,560,000

- Diluted	9,323,108	5,921,144	4,560,000

See notes to consolidated financial statements.

F-3

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity

For THE six MONTHS ENDED DECEMBER 31, 2015 AND THE YEAR ENDED JUNE 30, 2015

						Accumulated
			Additional			other
	Share capital		paid-in	Statutory	Retained	comprehensive
	Ordinary share	Amount	capital	reserves	Earnings	income	Total

Balance as of July 1, 2014	4,560,000	456	8,852,257	6,196,949	34,370,050	6,039,662	55,459,374
Dividends distribution	-	-	-	-	(35,000,000)	-	(35,000,000)
Reverse acquisition	2,337,059	234	32,575,516	-	-	-	32,575,750
Exercise of warrants	1,823,935	182	-	-	-	-	182
Net income for the year	-	-	-	-	1,406,519	-	1,406,519
Foreign currency translation adjustment	-	-	-	-	-	3,966,141	3,966,141
Appropriation to statutory reserves	-	-	-	983,551	(983,551)	-	-

Balance as of June 30, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966

Balance as of July 1, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966
Exercise of warrants	897,858	90	4,111,487	-	-	-	4,111,577
Net income for the year	-	-	-	-	7,322,947	-	7,322,947
Foreign currency translation adjustment	-		-	-	-	(9,931,290)	(9,931,290)

Balance as of December 31, 2015 (Unaudited)	9,618,852	962	45,539,260	7,180,500	7,115,965	74,513	59,911,200

See notes to consolidated financial statements.

F-4

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For THE six MONTHS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Six Months Ended December 31,
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	7,322,947	3,973,144	3,957,402
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	(7,198,191)	-	-
Depreciation of property and Equipment	3,399,115	3,186,954	2,102,377
Amortization of land use rights	33,971	44,163	26,516
Gain on disposals of property, plant and equipment	4,105	7,188	-
Gain on disposals of land use rights	5,589	-	-
Deferred income taxes	(780,484)	252,566	138,261
Allowance for doubtful accounts	1,232,348	361,657	178,310

Changes in assets and liabilities, net of effects of acquisitions and disposals:
Trade and other receivables	8,292,162	12,335,401	(1,723,644)
Inventories	(1,832,169)	(575,757)	(552,922)
Trade and other payables	(35,788,033)	(7,323,770)	(6,595,588)
Advances from customers	(4,325,243)	1,781,769	(320,908)
Income tax payables	(728,950)	1,030,716	51,396
Net cash provided by (used in) operating activities	(30,362,833)	15,074,031	(2,738,800)

Cash flows from investing activities:
Acquisitions of
- Land use rights	-	-	(481,195)
- Property, plant and equipment and construction in progress	(2,496,996)	(3,898,468)	(14,370,596)
Disposal of land use right	479,022	-	-
Net cash (used in) investing activities	(2,017,974)	(3,898,468)	(14,851,791)

Cash flows from financing activities:
Proceeds from bank borrowings	63,393,347	61,202,282	86,629,884
Repayment of bank borrowings	(55,392,904)	(68,290,506)	(64,362,209)
Proceeds from escrow account	-	5,200,000	-
Change in restricted cash	25,599,849	(12,210,324)	(5,922,840)
Net cash provided by (used in) financing activities	33,600,292	(14,098,548)	16,344,835

Effect of exchange rate changes on cash	(869,206)	995,589	804,875

(Decrease) increase in cash and cash equivalents	350,279	(1,927,396)	(440,881)

Cash and cash equivalents at beginning of period	217,612	9,045,950	3,946,136
Cash and cash equivalents at end of period	$567,891	$7,118,554	$3,505,255

Supplemental disclosures of cash flow information

Interest paid	$2,027,843	$2,416,950	$2,014,433
Tax paid	$555,166	$1,198,021	$1,433,715

See notes to consolidated financial statements.

F-5

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 1 - Organization and Business Operations

Delta Technology Holdings Limited (formerly known as CIS Acquisition Limited, the “Company,” or “Delta Technology,” or “we”) was formed on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we were not limited to a particular geographic region or industry, we intended to focus on operating businesses with primary operations in Russia and Eastern Europe. We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720. A total of $41,600,000, which included a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, was placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction. On March 18, 2012, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

On September 16, 2014, a Stock Purchase Agreement (the “Purchase Agreement”) was entered into by and among Delta Technology, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) and the shareholders of Elite (the “Elite Shareholders”). Upon closing of the Purchase Agreement on September 19, 2014, Delta Technology acquired all of the shares of Elite from Elite Shareholders in exchange for the issuance to Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the Purchase Agreement (the “Acquisition”).

F-6

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 1 - Organization and Business Operations (Continued)

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Company achieves Adjusted Net Income (as defined in the stock purchase agreement) of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen (13) months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

As a result of the consummation of the Acquisition, Elite is now our wholly subsidiary. Elite was incorporated under British Virgin Islands law on September 13, 2014 solely in contemplation of the Acquisition. It is currently the holding company of all the shares of Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”), which, in turn, holds all the equity interests in four operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

The Acquisition was accounted for as a reverse acquisition in accordance with US GAAP. Under this method of accounting, Delta Technology was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Elite comprising the ongoing operations of the combined entity, Elite senior management comprising the senior management of the combined company, and the former holders of Elite having a controlling interest in terms of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Acquisition was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Acquisition was treated as the equivalent of Elite issuing stock for the net assets of Delta Technology, accompanied by a recapitalization. The net assets of Delta Technology will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition will be those of Elite.

Delta (formerly known as China Deltachem Holdings Limited) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of Delta is the United States Dollar (“$”).The principal activity of Delta is investment holding andcurrently operates four wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Delta, Jiangsu Zhengxin R&D, Jiangsu Logistics, and Binhai Deda. Jiangsu Delta is the principal operating subsidiary of the Company and is engaged in the production of fine specialty chemicals.

F-7

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 1 - Organization and Business Operations (Continued)

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of US$42 million, which was later reduced to US$ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

As part of corporate restructuring, Delta acquired Jiangsu Delta for a consideration of $28.8 million pursuant to a sale and purchase agreement dated May 20, 2010. Delta, formerly known as China Deltachem Holdings Limited, as a pure investment holding vehicle controlled by Mr. Chao had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to $8,800,000) with a premium of HK$6,863 per share.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

On May 26, 2011, Delta carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta at the ratio in proportion to their existing shareholding percentage, and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta. Subsequent to the bonus issue, Delta’s total issued and paid-up share capital increases to HK$40 million, comprising 40 million shares of HK$1.00 each.

F-8

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 1 - Organization and Business Operations (Continued)

Delta entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. And Kleiner, Perkins, Caufield & Byers (the “Bondholders”), pursuant to which it issued convertible bonds (“Convertible Bonds”) for an aggregate principal amount of US$18 million. The Convertible Bonds have an interest rate of 6.00% per annum and a guaranteed interest rate at maturity of 15.00%. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta, on such terms and subject to the conditions of the Securities Purchase Agreements.

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million). Delta had recorded a gain on disposal of US$1,178,093.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

F-9

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Segment Reporting

The Company operates in one business and geographical segment of manufacturing and sales of organic compounds in the PRC.  ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into US$ using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

F-10

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue principally represents organic compound sale revenue. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred t the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the six months ended December 31, 2015, 2014 and 2013 were capitalized at a rate of 8.11%, 7.94% and 7.11% respectively.

F-11

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Restricted Cash

Restricted cash are cash deposited in fixed deposit accounts maintained in the PRC and Hong Kong for the purpose of securing bank borrowings.

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the monthly average cost method, except for materials-in-transit. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes costs of idle plant and abnormal waste. Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

F-12

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings	10 or 20 years
Machinery	10 or 20 years
Vehicles	4 years
Plant and equipment	3 to 5 years
Software	5 years

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss.

Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

Land Use Rights

According to the laws of the PRC, the government owns all the land in the PRC.  Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 to 52 years.

F-13

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property, Plant, and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

The Company’s evaluation resulted in no long-lived asset impairment charges during the six months ended December 31, 2015, 2014 and 2013.

F-14

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. The Company evaluates their reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, nil and nil respectively during the six months ended December 31, 2015, 2014 and 2013.

Accrual and Disclosure of Loss Contingencies

We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze, if any, our litigation and regulatory matters based on available information to assess the potential liabilities. Our assessment is developed based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if estimable. We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

F-15

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Convertible bonds

Convertible bonds are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities. On issuance of convertible foreign currency bonds, the proceeds from convertible bonds issued are allocated to the liability component presented on the balance sheet. The liability component including the conversion option is recognised initially at its fair value, determined using the Binomial Valuation Model. It is subsequently carried at its fair value with fair value changes recognised in profit or loss. When the conversion option is exercised, the carrying amount of the liability component is derecognised with a corresponding recognition of share capital.

Retirement Benefit Plans

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation-Retirement Benefits.

F-16

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Retained Earnings - Appropriated

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary’s Articles of Association.  As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

Reserves include statutory reserves and discretionary reserves.  Statutory reserves can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital.  The appropriation to the statutory reserves must not be less than 10% of net profit after taxation.  Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital.

Research and Development Costs

Research and development costs are expensed as incurred. The research and development costs were not material for the six months ended December 31, 2015, 2014 and 2013.

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the six months ended December 31, 2015, 2014 and 2013.

F-17

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position.  The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Share Based Payment

Goods and services received or acquired in an equity-settled share based payment transaction, which do not qualify for recognition as assets, are recognised as expenses with a corresponding increase in equity. The Company measures the goods and services received at fair value of the goods and services received, unless that fair value cannot be estimated reliably.

F-18

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Comprehensive Income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income” (formerly known as SFAS No. 130, “Reporting Comprehensive Income”), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

·	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
·	Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
·	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

F-19

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has also adopted ASC 820, on January 1, 2009 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities and non-financial assets and non-financial liabilities did not have any impact on the Company’s consolidated financial statements.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments. See footnote 17 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

The fair values of the convertible bonds are determined using Binomial Valuation Model.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

Recently Issued Accounting Guidance

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

F-20

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 3 - Concentration of Credit Risk

The Company maintains cash in bank deposit accounts in PRC and Hong Kong. The Company performs ongoing evaluations of this institution to limit its concentration risk exposure.

The Company sells organic compound principally in the PRC. Because of this, the Company is subject to regional risks, such as the economy, regional financial conditions and unemployment, weather conditions, power outages, and other natural disasters specific to the region in which the Company operates.

Details of major customers accounting for 10% or more of the Company’s sales or trade receivables are as follows:

	Sales		Trade receivables
	December 31, 2015	June 30, 2015	December 31, 2015	June 30, 2015
Customer A	0.00%	15.7%	1.5%	2.87%
Customer B	15.0%	6.17%	0.00%	0.00%

Details of suppliers accounting for 10% or more of the Company’s purchases or trade payables are as follows:

	Purchases		Trade payables
	December 31, 2015	June 30, 2015	December 31, 2015	June 30, 2015
Supplier A	17.11%	20.4%	0.0%	0.29%
Supplier B	36.99%	20.0%	20.10%	0.00%
Supplier C	0.0%	11.2%	10.22%	11.66%

Note 4 - Trade and Other Receivables

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Notes receivable	761,158	2,553,350
Trade receivables	54,879,148	56,339,927
Less: Allowance for doubtful accounts	(3,538,562)	(2,521,648)
Trade receivables – net	51,340,586	53,818,279
Other receivables	47,503,510	41,376,604
Prepayments and deposits	6,026,927	22,626,755

	$105,632,181	$120,374,988

Bank borrowings are secured on trade receivables of the Company with carrying amounts of nil, $2,008,623 and $6,983,127 as at December 31, 2015, 2014 and 2013, respectively.

F-21

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 5 - Inventories

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Finished goods	$4,476,068	$6,213,300
Raw materials	6,485,974	3,538,296

	$10,962,042	$9,751,596

The cost of inventories recognized as an expense and included in cost of sales amounts to $17,149,858, $79,581,158 and $59,097,269 for the six months ended December 31, 2015, 2014 and 2013, respectively.

Note 6 - Property, Plant and Equipment

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Buildings	$13,403,318	$13,480,382
Machinery	50,928,880	53,540,780
Vehicles	1,286,833	1,911,054
Plant and equipment	12,684,587	13,409,412
Software	85,094	97,151
Construction in progress	5,299,830	4,000,155
	83,688,542	86,438,934
Less: Accumulated depreciation	(23,146,609)	(21,178,480)

Property, plant and equipment, net	$60,541,933	$65,260,454

Borrowing costs capitalized during the six months ended December 31, 2015, 2014 and 2013 were nil, $691,739 and $6,983,127 respectively.

Machinery with net book value of approximately $11,370,848 was used as collateral of short-term bank borrowings as at December 31, 2015.

The depreciation expenses for the six months ended December 31, 2015, 2014 and 2013 were $3,399,115, $3,186,954 and $2,102,377 respectively.

F-22

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 7 - Land Use Rights

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Land use rights	$2,538,720	$3,222,872
Less: Accumulated amortization	(349,433)	(389,039)

Land use rights - net	$2,189,287	$2,833,833

Land use rights with net book value of approximately $1,614,124 were used as collateral of short-term bank borrowings as at December 31, 2015.

The Company has disposed Land use rights during the period, the consideration received was $452,955 and the net land use rights disposal was $447,366. The Company has recorded a gain on disposal of $5,589 for six months ended December 31, 2015.

The amortization expenses for the six months ended December 31, 2015, 2014 and 2013 were $33,971, $44,163 and $26,516, respectively.

Twelve months ending December 31,
2015	$33,971
2016	33,971
2017	33,971
2018	33,971
2019	33,971
Thereafter	2,019,432

Total	$2,189,287

F-23

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 8 - Trade and Other Payables

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Notes payable	$-	$24,626,954
Trade payables	5,070,497	6,658,065
Accruals	373,375	358,747
Other taxes payable	317,871	2,364,945
Other payables	-	11,270,658
	$5,761,743	$45,279,369

Note 9 - Due to a Shareholder

The amount due to a shareholder is unsecured, interest free and has no fixed repayment date. The amount outstanding was nil and nil as at December 31, 2015 and June 30, 2015, respectively.

Note 10 - Bank Borrowings

Borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, and Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder of the Company.

Note 11 - Dividends Payable

On September 13, 2014, the directors of Delta approved a resolution for a cash dividends distribution of $35,000,000. According to the resolution, the dividends are to be distributed to the Shareholders, Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin in accordance with their respective percentage shareholdings in Delta, as to $392,000 to Mr. Yan Hong; as to $392,000 to Mr. Shen Lei; and as to $34,216,000 to Mr. Chao Xin. As at December 31, 2015, the dividends were not paid.

F-24

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 12 - Convertible Bonds

The Company has entered into a series of securities purchase agreements dated January 31, 2011, May 16, 2011 and June 30, 2011 with certain investment funds, pursuant to which it has issued certain bonds for an aggregate principal amount of $18,000,000. Details of the convertible bonds issuance are as follows:

	First batch	Second batch	Third batch
Issue date	January 31, 2011	May 16, 2011	June 30, 2011
Principal amount	$4 million	$10 million	$4 million
Interest rate	6% per annum	6% per annum	6% per annum
Type	Unsecured convertible bond	Unsecured convertible bond	Unsecured convertible bond
Conversion Date	Within 3 years after issue date	Within 3 years after issue date	Within 3 years after issue date
Underlying share	Ordinary Share	Ordinary Share	Ordinary Share
Guaranteed interest rate at maturity	15% per annum	15% per annum	15% per annum
Conversion price	$ 0.8625 per share[1]	$ 1.04 per share[1]	$ 1.04 per share[1]
Adjustments to conversion price

In the event of a share split, share dividends, reverse share split or similar transaction, the Conversion Price shall be automatically adjusted proportionately.

Upon the issuance of new share or other equity-linked instruments at a price lower than the then existing Conversion price or on terms more favourable, the Conversion price shall be automatically adjusted downward to the same prices as that of the new equity.

Number of shares convertible

Number of shares convertible = (Principle + 6% conversion interest compounded annually) / Conversion price

If an IPO occurs on or before the eighteen (18) month anniversary of the closing date of the initial closing, no conversion interest shall be payable for the first 18 months period.

Payment condition when conversion right is not exercised until maturity date	On the maturity date the Company shall pay Guaranteed interest, calculated from initial issue date and compounded annually, on the then outstanding and unconverted principal amount.
Put option	In the event that an IPO has not been consummated on or prior to the two-year anniversary of the original issue date, the holder of note shall have the right exercisable for a thirty (30) day period following the two-year anniversary of the original issue date to require the Company to redeem with 15% interest rate per annum.

1 The conversion price is adjusted by the bonus shares

On September 15, 2014, Delta entered into a Settlement Deed with the Noteholders pursuant to which all of the outstanding obligations under Convertible Notes were settled. Pursuant to the Settlement Deed, Delta agreed to (i) cause Elite to issue an aggregate of 10,605 Elite Shares in consideration for the forgiveness of an aggregate of $3,400,000 of the Convertible Notes due to the Noteholders, and (ii) cause Master Kingdom Holdings Ltd., a British Virgin Islands company (“Master Kingdom”), which is owned 100% by Mr. Chao Xin, the principal shareholder of Elite, to enter into a Novation Deed with each of the Noteholders with respect to the repayment of the balance of the Convertible Notes to the Noteholders. Accordingly, on September 18, 2014, Delta, Master Kingdom and the Noteholders entered in a Novation Deed pursuant to which Master Kingdom agreed to assume and repay the remaining indebtedness due to the Noteholders in the aggregate amount of $19,322,981.28. As a result of the foregoing, Delta has no more Convertible Notes outstanding. The conversion price is adjusted by the bonus shares.

F-25

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 12 - Convertible Bonds (continued)

The carrying amount of the convertible bonds at the balance sheet date is derived as follows:

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)

Face value of convertible bonds	$-	$-
Loss on valuation of convertible bonds	-	-
	$-	$-

Note 13 - Income Taxes

The income tax provision consisted of the following:

	Six Months Ended December 31,
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)

Current income tax expense	$574,438	$1,220,404	$1,002,467
Deferred taxation	(799,757)	253,648	321,290

	$(225,319)	$1,474,052	$1,323,757

F-26

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 13 – Income Taxes (continued)

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	Six Months Ended December 31,
	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)

Income before income taxes	$7,097,628	$5,447,196	$5,281,159
Income tax computed at statutory EIT rate (25%)	1,774,407	1,361,799	1,320,290
Effect of different tax rates available to different jurisdictions	19	19,173	4,188
Non-deductible expenses	-	-	-
Change in valuation allowance and others	(1,999,707)	93,080	(721)

Income tax expenses	$(225,319)	$1,474,052	$1,323,757

Deferred income taxes are recongised for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of December 31, 2015 and June 30, 2015 are presented below:

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)
Deferred tax assets (liabilities)
Current portion:
Operating loss carryforward	$894,493	$207,868
Accrued receivable	620,176	525,720
Corporation Income Tax in accordance with the PRC State Administration of Taxation	1,886,226	1,948,948

Net deferred tax (liabilities) assets	$(371,557)	$(1,215,360)

F-27

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 14 - Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible bonds (using the if-converted method) and exercisable warrants. The following table sets forth the computation of basic and diluted net income per common share:

	Six Months Ended December 31
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share – basic	$124,756	$3,973,144	$3,957,402
Gain on valuation of warrants	7,198,191	-	-
Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted	$7,322,947	$3,973,144	$3,957,402

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	9,233,108	5,921,144	4,560,000
Weighted average number of shares used in calculating net income per ordinary share – diluted	9,233,108	5,921,144	4,560,000

The 6,175,570 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the six months ended December 31, 2015 was lower than the warrants exercise price.

Net income per ordinary share – basic	$0.79	$0.67	$0.87

Net income per ordinary share – diluted	$0.79	$0.67	$0.87

Note 15 – Operating Lease

The Company did not have any operating lease as of December 31, 2015, 2014 and 2013.

F-28

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 16 –Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder for the six months ended December 31, 2015.

Note 17 - Warrants

On December 21, 2012, the company issued 4,000,000 public warrants to the shareholder in connection with the Public Offering. Each class A share will be entitled to one public warrant. Each public warrant entitles the holders to purchase from the Company one ordinary shares at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such public warrant are earlier redeemed.

The public warrants may be redeemed by the Company at a price of $0.01 per public warrant in whole but not in part upon 30 days prior written notice after the public warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the public warrants, holders of the public warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the public warrants notice is sent to the warrant agent. The Company would receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

In connection with the Private Placement, on December 21, 2012, the founders (CIS Acquisition Holding Co Ltd) and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrants for an aggregate purchase price of $3,375,000. The Placement warrants are identical to the public warrants, except that the Placement warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement warrants, so long as such warrants are held by the founders or their designees, or their affiliates. Notwithstanding the foregoing, if the Placement warrants are held by the holders other than the founders or their permitted transferees, the Placement warrants will only be exercisable by the holders on the same basis as the public warrants included in the units being sold in the Public offering.

As of December 31, 2015, there were 6,175,570 Public warrants outstanding. The Company has referring to the market price of Public warrants to valuation for all the outstanding warrants as at December 31, 2015. The fair value of the Public warrants is $708,337.

F-29

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED Consolidated Financial Statements

For the six months ended December 31, 2015, 2014 and 2013

Note 18 - Commitments

	December 31, 2015	June 30, 2015
	(Unaudited)	(Audited)
Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$1,547,530	$3,337,864

Note 19 – Legal Proceeding

There had been no legal proceedings in which the Company is a party as at December 31, 2015,

Note 20 - Subsequent Event

There were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our consolidated financial statements for the six months ended December 31, 2015.

F-30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2016	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer